Exhibit 12.1
ENERGY TRANSFER PARTNERS, L.P. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except for ratio amounts)
(Unaudited)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Fixed Charges:
Interest expense, net	$860	$849	$665	$474	$413
Capitalized interest	99	43	99	13	28
Interest charges included in rental expense	15	15	7	3	1
Total fixed charges	974	907	771	490	442
Earnings:
Income from continuing operations before income tax expense and noncontrolling interest	1,844	832	1,820	719	639
Less: equity in earnings of unconsolidated affiliates	234	172	142	26	12
Total earnings	1,610	660	1,678	693	627
Add:
Fixed charges	974	907	771	490	442
Amortization of capitalized interest	8	6	4	3	2
Distributed income of equity investees	203	172	132	26	12
Less:
Interest capitalized	(99)	(43)	(99)	(13)	(28)
Income available for fixed charges	$2,696	$1,702	$2,486	$1,199	$1,055

Ratio of earnings to fixed charges	2.77	1.88	3.22	2.45	2.39